

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2024

Naveen Chopra
Chief Financial Officer
Paramount Global
1515 Broadway
New York, New York 10036

> **Re: Paramount Global**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-Q for the Nine Months Ended September 30, 2024**
> **File No. 001-09553**

Dear Naveen Chopra:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Nine Months Ended September 30, 2024

Notes to Consolidated Financial Statements
2) Programming and Other Inventory, page 13

1. With regard to programming charges that occurred in 2023 and during 2024:
    - Tell us in detail why you believe these charges are different from your regular review of content.
    - Tell us where normal program impairments are recorded in your consolidated statement of operations, including their values.
    - Tell us if and how the impaired content was evaluated in prior periods.

3) Impairment, Restructuring and Transaction-Related Costs, page 14

2.   We note you disclosed in your 10-K that "it is more likely than not that the fair value of each of our reporting units continues to substantially exceed their respective carrying amounts." Please tell us what factors changed between this assessment and the second quarter assessment that led to a significant impairment in Cable reporting unit. Provide a timeline of various indicators of impairment and why these indicators were not apparent in 2023 and earlier in 2024.

3.   We note in the second quarter of 2024, you assessed relevant factors that could impact the fair value of your reporting units including the estimated total company market value indicated by the Transactions and the NAI Transaction. In light of the elimination of the entire historic balance of goodwill in your preliminary purchase price allocation, please explain to us why you did not record a full impairment of goodwill in your financial statements.

5) Revenues, page 18

4.   We note your statement that, "the three and nine months ended September 30, 2024 include advertising revenue for amounts recognized during 2024 for the underreporting of revenue by an international sales partner in prior periods." Provide detailed information about the underreporting of revenue and their values, for all affected periods.

12) Segment Information, page 27

5.   Based on disclosure on page 60, it appears that within your TV Media segment you have two reporting units, Cable Networks and one other reporting unit. Tell us if these two reporting units are also operating segments. If they are operating segments tell us why you believe aggregating them into one reportable segment is appropriate. Refer to guidance in ASC 280-10-50-11.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Reconciliation of Non-GAAP Measures, page 36

6.   We note your non-GAAP measures exclude the costs related to "programming charges." Please explain to us in greater detail the nature of these charges and whether they relate to your revenue generating activities. As part of your response, tell us how you considered the guidance outlined in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the adjustments are appropriate.

Direct-to-Consumer, page 51

7.   To help investors understand your subscriber metric, please break out the portion of customers registered in a free trial.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology